U.S. Geothermal Inc.
CLEAN GREEN RENEWABLE ENERGY

1505 Tyrell Lane, Boise, ID 83706
Tel: 208.424.1027 Fax: 208.424.1030

January 8, 2010

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Responses to the Securities and Exchange Commission Staff Comments dated December 18, 2009, regarding U.S. Geothermal, Inc. Registration Statement on Form S-1 Filed November 27, 2009 File No. 333-163384

Dear Mr. Owings:

This letter responds to the staff's comments set forth in the December 18, 2009 letter regarding the above-referenced registration statement. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Risk Factors, page 4

Staff Comment No. 1.

> We note that in your annual report on Form 10K/A that was filed on November 24, 2009, your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective as of March 31, 2009. Please add a risk factor that addresses the potential risk raised by your ineffective controls and procedures or tell us why it is not appropriate to do so.

U.S. Geothermal's Response:

Your comment is noted and we have added a risk factor on page 9 with the heading "Failure to maintain effective disclosure controls and procedures could result in the loss of investor confidence."

Description of Securities to be Registered, page 17

Warrants, page 17

Staff Comment No. 2.

Please clarify explicitly in this section of your document that you are not registering the warrants you describe.

U.S. Geothermal's Response:

Your comment is noted and we have added the requested language pn page 17.

Staff Comment No. 3.

We note that the warrant exercise price is subject to certain adjustments. Also, we note that, if the registration statement is not effective by February 17, 2010, the warrants will be exercisable into common stock on a cashless basis by paying the exercise price in shares of common stock. Please expand these discussions to clarify how the adjustment in the exercise price and the cashless exercise will work in terms that an investor can understand. In this regard, providing examples may prove helpful for readers.

U.S. Geothermal's Response:

You comment is noted and we have added the requested disclosure on page 18.

Incorporation by Reference, page 20

Staff Comment No. 4.

Please revise to include the current reports on Form 8-K (filed on November 4, November 5 and December 16, 2009 as well as the revisions to your proxy filed on November 9 and 13, 2009. Also, please ensure that you update your Incorporation by Reference section for any other applicable Exchange Act reports filed after the date of your initial registration statement, but prior to effectiveness.

U.S. Geothermal's Response:

We have revised the incorporation by reference language to include all filings other than those Form 8-Ks furnished to the Securities and Exchange Commission pursuant to Regulation FD.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Staff Comment No. 5.

> Please file all required exhibits, such as the consents of GeothermEx, Inc., Teplow Geologic and Black Mountain Technology in a timely manner so that we may have time to review them before you request that your registration statement become effective.

U.S. Geothermal's Response:

> All required consents have been filed with the Amendment No. 1 to the registration statement.

Exhibit 5.1

Staff Comment No. 6.

> Your legal opinion is limited to the "Delaware General Corporation Law." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

U.S. Geothermal's Response:

> Our counsel informs us that they have filed the requested confirmation as correspondence on the EDGAR system.

*****

U.S. Geothermal hereby acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing. If you should have any questions regarding the registration statement or our response letter, please do not hesitate to contact me at (208) 424-1027 or our counsel, Kimberley Anderson, at (206) 903-8803.

Sincerely,
U.S. Geothermal, Inc.

Kerry Hawkley
Chief Financial Officer

cc: Kimberley Anderson, Dorsey & Whitney LLP